Exhibit 99.2

Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars)

Greenbrook TMS Inc.

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	September 30,	December 31,
	2023	2022
Assets
Current assets:
Cash	$812,286	$1,623,957
Restricted cash	1,000,000	1,000,000
Accounts receivable, net (note 19(b))	14,697,415	13,898,305
Prepaid expenses and other	4,183,946	2,520,676
Total current assets	20,693,647	19,042,938

Property, plant and equipment (note 6)	4,614,951	3,719,621
Intangible assets (note 7)	17,121,907	18,151,665
Goodwill	7,694,111	7,694,111
Right-of-use assets (note 8)	29,357,780	51,838,022
Total assets	$79,482,396	$100,446,357

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities (note 9)	$17,382,941	$20,271,623
Current portion of loans payable (note 10(a))	7,246,617	2,376,335
Current portion of lease liabilities (note 8)	4,752,235	11,123,391
Current portion of shareholder loans (note 11)	2,845,422	46,995
Other payables (note 12)	10,983,533	2,234,810
Non-controlling interest loans (note 10(b))	61,621	94,136
Deferred and contingent consideration (note 13)	1,000,000	1,000,000
Total current liabilities	44,272,369	37,147,290

Loans payable (note 10(a))	65,560,097	50,027,818
Lease liabilities (note 8)	26,859,806	41,802,231
Shareholder loans (note 11)	547,930	2,065,443
Total liabilities	137,240,202	131,042,782

Shareholders’ deficit:
Common shares (note 14)	120,741,061	114,120,362
Contributed surplus (note 15)	5,143,537	4,552,067
Deficit	(181,449,868)	(147,015,575)
Total shareholders’ deficit excluding non-controlling interest	(55,565,270)	(28,343,146)
Non-controlling interest (note 23)	(2,192,536)	(2,253,279)
Total shareholders’ deficit	(57,757,806)	(30,596,425)

Basis of preparation and going concern (note 2(a))
Contingencies (note 16)
Subsequent events (note 25)
Total liabilities and shareholders’ deficit	$79,482,396	$100,446,357

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Revenue:
Service revenue	$18,035,308	$20,752,105	$56,290,158	$48,027,560

Expenses:
Direct center and patient care costs	10,840,776	10,207,404	33,785,962	25,193,562
Other regional and center support costs (note 24)	4,764,130	8,257,804	14,353,697	18,499,681
Depreciation (notes 6 and 8)	1,907,477	3,136,369	6,661,521	6,292,913
	17,512,383	21,601,577	54,801,180	49,986,156

Regional operating income (loss)	522,925	(849,472)	1,488,978	(1,958,596)

Center development costs	137,770	215,954	355,832	562,108
Corporate, general and administrative expenses (note 24)	5,635,877	9,629,398	19,275,068	20,365,633
Share-based compensation (note 15)	14,740	2,762	591,470	315,966
Amortization (note 7)	343,253	570,648	1,029,758	985,648
Interest expense	3,992,801	3,183,165	11,443,446	5,633,165
Interest income	(64)	–	(165)	(12,230)
Loss (gain) on extinguishment of loans (note 10(a) and 11)	(34,510)	2,331,917	(34,510)	2,331,917
Loss on device contract termination (note 12)	3,181,116	–	3,181,116	–

Loss before income taxes	(12,748,058)	(16,783,316)	(34,353,037)	(32,140,803)

Income tax expense (note 18)	–	–	–	–

Loss for the period and comprehensive loss	$(12,748,058)	$(16,783,316)	$(34,353,037)	$(32,140,803)

Loss for the period attributable to:
Non-controlling interest (note 23)	$(59,405)	$(421,890)	$(172,508)	$(593,545)
Common shareholders of Greenbrook TMS	(12,688,653)	(16,361,426)	(34,180,529)	(31,547,258)

	$(12,748,058)	$(16,783,316)	$(34,353,037)	$(32,140,803)

Net loss per share (note 22):
Basic	$(0.30)	$(0.59)	$(0.90)	$(1.49)
Diluted	(0.30)	(0.59)	(0.90)	(1.49)

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook tms Inc.

Condensed Interim Consolidated Statements of Changes in Equity (Deficit)

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

					Non-	Total
	Common shares		Contributed		controlling	equity
Nine months ended September 30, 2022	Number	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2021	17,801,885	$98,408,917	$4,204,280	$(85,285,760)	$(738,105)	$16,589,332
Net comprehensive loss for the period	–	–	–	(31,547,258)	(593,545)	(32,140,803)
Share-based compensation (note 15)	–	–	315,966	–	–	315,966
Issuance of common shares - acquisition (note 14)	11,634,660	15,711,445	–	–	–	15,711,445
Acquisition of subsidiary non-controlling interest (note 23)	–	–	–	(3,341)	(496,659)	(500,000)
Distributions to non-controlling interest	–	–	–	–	(299,250)	(299,250)
Balance, September 30, 2022	29,436,545	$114,120,362	$4,520,246	$(116,836,359)	$(2,127,559)	$(323,310)

					Non-	Total
	Common shares		Contributed		controlling	equity
Nine months ended September 30, 2023	Number	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2022	29,436,545	$114,120,362	$4,552,067	$(147,015,575)	$(2,253,279)	$(30,596,425)
Net comprehensive loss for the period	–	–	–	(34,180,529)	(172,508)	(34,353,037)
Share-based compensation (note 15)	–	–	591,470	–	–	591,470
Issuance of common shares (note 14)	13,337,466	6,620,699	–	–	–	6,620,699
Acquisition of subsidiary non-controlling interest (note 23)	–	–	–	(253,764)	253,251	(513)
Distribution to non-controlling interest	–	–	–	–	(20,000)	(20,000)
Balance, September 30, 2023	42,774,011	$120,741,061	$5,143,537	$(181,449,868)	$(2,192,536)	$(57,757,806)

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Nine months ended
	September 30,	September 30,
	2023	2022
Cash provided by (used in)

Operating activities:
Loss for the period	$(34,353,037)	$(32,140,803)
Adjusted for:
Amortization	1,029,758	985,648
Depreciation	6,661,521	6,292,913
Interest expense	11,443,446	5,633,165
Interest income	(165)	(12,230)
Share-based compensation	591,470	315,966
Loss (gain) on extinguishment of loan	(34,510)	2,331,917
Loss on device contract termination (note 12(e))	3,181,116	–
Credit facility amendment fee (note 10(a))	1,000,000	–
Neuronetics Note non-cash transaction costs (note 10(a))	116,356	–
Gain on lender warrants (note 12(a))	(79,981)	(28,886)
Loss (gain) on deferred share units (note 12(b))	(273,938)	402,225
Gain on performance share units (note 12(c))	(43,748)	(37,306)
Loss (gain) on conversion instruments (note 12(d))	(1,721,548)	2,823,469
Change in non-cash operating working capital:
Accounts receivable	(799,110)	117,901
Prepaid expenses and other	(1,663,270)	(495,246)
Accounts payable and accrued liabilities	7,286,486	3,841,055
Other payables	(750,000)	–
	(8,409,154)	(9,970,212)

Financing activities:
Net proceeds on issuance of common shares (note 14)	6,620,699	–
Interest paid	(5,438,148)	(3,808,215)
Financing costs incurred	(1,037,496)	(3,071,233)
Bank loans advanced	9,299,000	55,000,000
Bank loans repaid	(655,343)	(31,907,466)
Conversion instruments issued	–	(892,950)
Promissory notes advanced (note 10(a) and note 11)	8,100,000	–
Principal repayment of lease liabilities	(9,210,711)	(5,827,371)
Non-controlling interest loans advanced	6,973	6,609
Non-controlling interest loans repaid	(24,000)	–
Distribution to non-controlling interest	(20,000)	(299,250)
	7,640,974	9,200,124

Investing activities:
Acquisition, net of cash acquired	–	740,866
Decrease in restricted cash	–	250,000
Acquisition of subsidiary non-controlling interest (note 23)	(513)	(500,000)
Deferred and contingent consideration paid (note 13)	–	(250,000)
Interest received	165	12,230
Purchase of property, plant and equipment	(43,143)	(33,868)
	(43,491)	219,228

Decrease in cash	(811,671)	(550,860)

Cash, beginning of period	1,623,957	10,699,679

Cash, end of period	$812,286	$10,148,819

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

1.	Reporting entity:

Greenbrook TMS Inc. (the “Company”), an Ontario corporation along with its subsidiaries, controls and operates a network of outpatient mental health services centers that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy and other treatment modalities for the treatment of depression and related psychiatric services.

Our head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4W 3P4. Our United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, USA, 22102.

2.	Basis of preparation:

(a)	Going concern:

These condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and the basis of presentation outlined in note 2(b) on the assumption that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has experienced losses since inception and has negative cash flow from operating activities of $8,409,154 for the nine months ended September 30, 2023 ($9,970,212 – nine months ended September 30, 2022). The Company’s cash balance, excluding restricted cash, as at September 30, 2023 was $812,286 ($1,623,957 as at December 31, 2022) and negative working capital as at September 30, 2023 was $23,578,722 (negative working capital of $18,104,352 as at December 31, 2022).

On December 31, 2020, the Company entered into a credit and security agreement, which was amended on October 29, 2021, for a $30,000,000 secured credit facility (the “Oxford Credit Facility”) with Oxford Finance LLC (“Oxford”). The Oxford Credit Facility funded the $15,000,000 term loan at closing on December 31, 2020. On July 14, 2022, the Company entered into a credit agreement (the “Madryn Credit Agreement”) for a $75,000,000 secured credit facility (the “Madryn Credit Facility”) with Madryn Fund Administration, LLC (“Madryn”) and its affiliated entities. Upon closing of the Madryn Credit Facility, the Company drew a $55,000,000 term loan under the Madryn Credit Facility. In addition, the Madryn Credit Facility permits the Company to draw up to an additional $20,000,000 in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity. On July 14, 2022, the Company used $15,446,546 of the proceeds from the Madryn Credit Facility to repay in full the outstanding balance owing under the Oxford Credit Facility and also used $15,154,845 of the proceeds from the Madryn Credit Facility to repay various loans previously held by Success TMS (as defined below).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

2.	Basis of preparation (continued):

On March 23, 2023, the Company completed a non-brokered private placement (the “2023 Private Placement”), for aggregate gross proceeds to the Company of approximately $6,250,000. The 2023 Private Placement included investments by Madryn, together with certain of the Company’s other major shareholders, including Greybrook Health Inc. (“Greybrook Health”) and affiliates of Masters Special Situations LLC (“MSS”). See note 14.

On July 13, 2023, the Company entered into a purchase agreement (the “Alumni Purchase Agreement”) with Alumni Capital LP (“Alumni”). The Alumni Purchase Agreement provides equity line financing for sales from time to time of up to $4,458,156 of common shares. As of September 30, 2023, the Company has issued an aggregate of 1,761,538 Purchase Shares (as defined below) under the Alumni Purchase Agreement for gross proceeds of $481,437. See note 14.

During the nine months ended September 30, 2023, the Company received an aggregate of $17,399,000 in debt financings from Madryn, certain significant shareholders and management of the Company, and other investors in order to satisfy short-term cash requirements, and the amendments to the Madryn Credit Facility were also effected to amend the Company’s minimum liquidity covenant. See note 10 and note 11.

The terms of the Madryn Credit Facility require the Company to satisfy various financial covenants including a minimum liquidity and minimum consolidated revenue amounts that became effective on July 14, 2022 and September 30, 2022, respectively. A failure to comply with these covenants, or failure to obtain a waiver for any non-compliance, would result in an event of default under the Madryn Credit Agreement and would allow Madryn to accelerate repayment of the debt, which could materially and adversely affect the business, results of operations and financial condition of the Company. On February 21, March 20, June 14, July 3, July 14, August 1, August 14, September 15, September 29 and October 12, 2023, the Company received waivers from Madryn with respect to the Company’s non-compliance with the minimum liquidity covenant which has been extended to November 15, 2023. As at September 30, 2023, the Company was in compliance with the financial covenants of the Madryn Credit Agreement, as amended.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

2.	Basis of preparation (continued):

On October 3, October 12, October 13, October 19 and November 2, 2023, the Company received an aggregate of $4,700,913 in debt financings from Madryn and other investors in order to satisfy the Company’s short-term cash requirements. See note 25.

Although the Company believes it will become cash flow positive in the future, the timing of this is uncertain and is also dependent on the continued execution of the Restructuring Plan (as defined below) (see note 24), our ability to meet our debt obligations and remain in compliance with debt covenants, our ability to remain listed on the Nasdaq Capital Market (“Nasdaq”) and the outcome of the pending Klein Matters (as defined below) (see note 16(b)). A default of the Klein Note (as defined below) (see note 11(a)) could trigger multiple defaults across the Company's various indebtedness, including the Madryn Credit Facility and the Neuronetics Note (as defined below) (see note 10(a)(iv)) which would have material adverse effect on the Company's financial position. The Company will require additional financing in order to fund its operating and investing activities, including making timely payments to certain vendors, landlords, lenders (including shareholders) and similar other business partners. The delay in such payments may result in potential defaults under the terms of the agreements the Company has with various parties. As such, additional financing is required in order for the Company to repay its short-term obligations. The Company has historically been able to obtain financing from supportive shareholders, its lenders and other sources when required; however, the Company may not be able to access further equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all. If additional financing is not obtained, the Company will need to obtain additional amendments from Madryn in order to remain compliant with the covenants or waivers from Madryn to waive its rights to accelerate repayment of the debt; however, there can be no assurances that such amendments or waivers will be obtained, which may result in a requirement to file for bankruptcy protection.

The existence of the above-described conditions indicate substantial doubt as to the Company’s ability to continue as a going concern as at September 30, 2023.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statements of financial position classification used, and these adjustments may be material.

(b)	Statement of compliance:

These condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the IASB. The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards as issued by the IASB (“IFRS”) for annual consolidated financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2022.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

2.	Basis of preparation (continued):

These condensed interim consolidated financial statements comprise the accounts of Greenbrook TMS Inc., the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. All intercompany transactions and balances have been eliminated on consolidation.

These condensed interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) and authorized for issue by the Board on November 8, 2023.

(c)	Basis of measurement:

These condensed interim consolidated financial statements have been prepared on a historic cost basis except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. Other measurement bases are described in the applicable notes.

Presentation of the condensed interim consolidated statements of financial position differentiates between current and non-current assets and liabilities. The condensed interim consolidated statements of net loss and comprehensive loss are presented using the function classification of expense.

Regional operating income (loss) presents regional operating income (loss) on an entity-wide basis and is calculated as total service revenue less direct center and patient care costs, other regional and center support costs, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of treatments to patients and the cost of the Company’s regional patient acquisition strategy.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

3.	Material accounting policies:

These condensed interim consolidated financial statements have been prepared using the material accounting policies consistent with those applied in the Company’s December 31, 2022 audited consolidated financial statements.

4.	Recent accounting pronouncements:

The IASB has issued the following amendments to the existing standards that became effective for periods beginning on or after January 1, 2023:

(i)	IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes. The amendments were adopted on January 1, 2023.

(ii)	IAS 1 – Presentation of Financial Statements: Disclosure of Accounting Policies relates to the requirement for companies to disclose their material accounting policies rather than their significant accounting policies. The amendments were adopted on January 1, 2023.

(iii)	IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates relates to a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments were adopted on January 1, 2023.

The adoption of the amendments to the existing standards did not have a material impact on these condensed interim consolidated financial statements.

The IASB has issued the following amendment to the existing standard that will become effective for periods beginning on or after January 1, 2024:

(i)	IAS 1 – Presentation of Financial Statements: Non-current Liabilities with Covenants relates to the removal of the requirement for a right to deter settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance. The amendments are effective for annual periods beginning on or after January 1, 2024.

The Company has not early-adopted the above noted standard. The Company is currently assessing the impact of this pronouncement but presently does not expect this amendment to the existing standard to have any material impact on the Company’s condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

5.	Business acquisition:

On July 14, 2022, the Company, through its wholly-owned U.S. subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition of all of the issued and outstanding equity interests in Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”) from its parent company, Success Behavioral Holdings LLC (the “Success TMS Acquisition”) pursuant to a Membership Interest Purchase Agreement dated as of May 15, 2022, by and among the Company, Success TMS and its direct and indirect owners, including Success Behavioral Holdings, LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (collectively, the “Seller Parties”).

As consideration for the purchase of Success TMS, the Seller Parties received, in the aggregate, 8,725,995 common shares of the Company valued at $11,783,584, and an additional 2,908,665 common shares of the Company, valued at $3,927,861, have been held back and deposited with an escrow agent, to be released to Benjamin Klein or the Company, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties.

The purchase price consideration was determined based on the pro forma revenue contribution of the two companies and was fixed at an amount equal to approximately 40% of the total issued and outstanding common shares of the Company on a post-acquisition basis and subject to adjustments, as described above.

The Success TMS Acquisition represented the addition of 47 new Treatment Centers (as defined below), with a new presence in additional states, including Illinois, New Jersey, Nevada and Pennsylvania.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

5.	Business acquisition (continued):

The Success TMS Acquisition was accounted for using the acquisition method of accounting. The allocation of the purchase price consideration for the Success TMS Acquisition is final, and is comprised as follows:

Purchase consideration

Share issuance	$11,783,584
Share issuance, held in escrow	3,927,861
15,711,445
Net assets acquired
Cash acquired	688,958
Accounts receivable, net	3,728,255
Prepaid expenses and other	804,416
Property, plant and equipment	829,049
Software	363,424
Management services agreements	15,850,000
Right-of-use assets	23,650,865
Accounts payable and accrued liabilities	(4,890,405)
Deferred grant income	(225,559)
Loans payable	(14,836,324)
Shareholder loan	(2,078,979)
Lease liabilities	(23,500,474)
383,226
Goodwill	$15,328,219

As part of the Success TMS Acquisition, the Company acquired five management services agreements (the “Success TMS MSAs”) between Success TMS and professional entities owned by Success TMS physicians, under which it provides management, administrative, financial and other services in exchange for a fee. The Success TMS MSAs are the key intangible assets identified as part of the Success TMS Acquisition and drives the value of the business. The Success TMS MSAs are valued using the multi-period excess earnings method. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the Success TMS MSAs by excluding any cash flows related to contributory assets.

Goodwill is primarily attributable to the ability to expand the Company’s national footprint and the synergies expected to result from combining Success TMS’ operations with the Company, and is allocated to the Success TMS cash generating unit. Goodwill is deductible for tax purposes.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

6.	Property, plant and equipment:

	Furniture and equipment	Leasehold improvements	TMS devices	Total
Cost

Balance, December 31, 2022	$115,604	$344,336	$4,656,273	$5,116,213
Additions	–	15,326	1,526,038	1,541,364
Asset disposal	(115,604)	–	–	(115,604)
Balance, September 30, 2023	$–	$359,662	$6,182,311	$6,541,973

Accumulated depreciation

Balance, December 31, 2022	$103,474	$95,541	$1,197,577	$1,396,592
Depreciation	12,130	45,445	588,459	646,034
Asset disposal	(115,604)	–	–	(115,604)
Balance, September 30, 2023	$–	$140,986	$1,786,036	$1,927,022

Net book value

Balance, December 31, 2022	$12,130	$248,795	$3,458,696	$3,719,621
Balance, September 30, 2023	–	218,676	4,396,275	4,614,951

7.	Intangible assets:

	Management services agreements	Covenants not to compete	Software	Total
Cost

Balance, December 31, 2022	$19,888,084	$398,971	$363,424	$20,650,479
Additions	–	–	–	–
Balance, September 30, 2023	$19,888,084	$398,971	$363,424	$20,650,479

Accumulated amortization

Balance, December 31, 2022	$2,119,307	$339,861	$39,646	$2,498,814
Amortization	945,934	24,355	59,469	1,029,758
Balance, September 30, 2023	$3,065,241	$364,216	$99,115	$3,528,572

Net book value

Balance, December 31, 2022	$17,768,777	$59,110	$323,778	$18,151,665
Balance, September 30, 2023	16,822,843	34,755	264,309	17,121,907

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

8.	Right-of-use assets and lease liabilities:

The Company enters into lease agreements related to TMS devices and mental health treatment centers (“Treatment Centers”). These lease agreements range from one year to seven years in length.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

	TMS devices	Treatment Center locations	Total
Right-of-use assets, December 31, 2022	$19,348,091	$32,489,931	$51,838,022
Impact of lease additions, disposals and/or modifications	(13,530,825)	(1,435,708)	(14,966,533)
Exercise of buy-out options into property, plant and equipment	(1,498,222)	–	(1,498,222)
Depreciation on right-of-use assets	(1,749,385)	(4,266,102)	(6,015,487)
Right-of-use assets, September 30, 2023	$2,569,659	$26,788,121	$29,357,780

During the current period, certain device leases were amended from a fixed fee arrangement to a variable fee arrangement and the Company re-assessed the renewal options relating to certain device leases and concluded that it is not probable that the renewal options under those leases will be exercised, which resulted in a decrease in right-of-use assets and liabilities. In addition, certain facility leases were modified or disposed as a result of the Restructuring Plan. Certain device leases were also derecognized as a result of a settlement and mutual release with a device manufacturer. See note 10(a)(iv), note 12(e) and note 24.

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate during the period ended September 30, 2023 is 14.5% (December 31, 2022 – 12%).

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

8.	Right-of-use assets and lease liabilities (continued):

Total
Lease liabilities, December 31, 2022	$52,925,622
Impact of lease additions, disposals and/or modifications	(12,102,870)
Interest expense on lease liabilities	3,158,336
Payments of lease liabilities	(12,369,047)

Lease liabilities, September 30, 2023	31,612,041
Less current portion of lease liabilities	(4,752,235)

Long term portion of lease liabilities	$26,859,806

9.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	September 30,	December 31,
	2023	2022
Accounts payable	$13,679,986	$16,808,557
Accrued liabilities	3,702,955	3,463,066
Total	$17,382,941	$20,271,623

10.	Loans payable:

(a)	Borrowings:

	TMS device loans (i)	Credit Facility (ii)	Promissory notes (iii)	Neuronetics Note (iv)	Total
Short Term	$82,557	$4,591,756	$1,105,637	$1,466,667	$7,246,617
Long Term	6,696	60,514,317	1,039,084	4,000,000	65,560,097
Total, September 30, 2023	$89,253	$65,106,073	$2,144,721	$5,466,667	$72,806,714

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

10.	Loans payable (continued):

(i)	TMS Device Loans:

During the year ended December 31, 2022, the Company assumed loans as part of the Success TMS Acquisition from three separate financing companies for the purchase of TMS devices. These TMS device loans bear an average interest rate of 9.3% with average monthly blended interest and capital payments of $1,538 and mature during the years ending December 31, 2023 to December 31, 2025. There are no covenants associated with these loans.

During the nine months ended September 30, 2023, the Company repaid TMS device loans totalling $122,010 (nine months ended September 30, 2022 – $64,582).

(ii)	Credit Facility:

On July 14, 2022, the Company entered into the Madryn Credit Agreement in respect of the Madryn Credit Facility. The Madryn Credit Facility provided the Company with a $55,000,000 term loan (the “Existing Loan”) that was funded at closing on July 14, 2022, with an option to draw up to an additional $20,000,000 in a single draw at any time on or prior to December 31, 2024 for the purposes of funding future mergers and acquisition activity. As at December 31, 2022, all amounts borrowed under the Madryn Credit Facility bore interest at a rate equal to the three-month London Interbank Offered Rate (“LIBOR”) plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. The Madryn Credit Facility matures over 63 months and provides for four years of interest-only payments. The initial principal balance of $55,000,000 is due in five equal 3 month installments beginning on September 30, 2026. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Madryn Credit Facility.

On February 1, February 21, March 20, March 24, August 1 and September 15, 2023, the Company entered into amendments to the Madryn Credit Facility, whereby Madryn extended six additional tranches of debt financing to the Company in an aggregate principal amount of $9,299,000, each of which were fully funded at closing of the applicable tranche (the “New Loans”). The terms and conditions of the New Loans are consistent with the terms and conditions of the Existing Loan.

In addition, the Madryn Credit Facility was amended on February 21, 2023 to provide that, commencing March 31, 2023, all advances under the Madryn Credit Facility (including the New Loans) will cease to accrue interest using the LIBOR benchmark and instead will accrue interest at a rate equal to 9.0% plus the 3-month Term Secured Overnight Financing Rate (“SOFR”) benchmark (subject to a floor of 1.5%) plus 0.10%.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

10.	Loans payable (continued):

The carrying amount of the Madryn Credit Facility as at September 30, 2023 is $65,106,073 (December 31, 2022 – $52,036,483). Transaction costs of $3,844,250 were incurred and are deferred over the term of the Madryn Credit Facility, of which $769,791 was incurred during the nine month period associated with the various amendments. Amortization of deferred transaction costs for the three and nine months ended September 30, 2023 were $249,316 and $696,298, respectively (three and nine months ended September 30, 2022 – $135,408 and $135,408, respectively) and were included in interest expense.

In accordance with the terms of the Madryn Credit Agreement, the Company has issued conversion instruments (each, a “Madryn Conversion Instrument”) to Madryn and certain of its affiliated entities that provide the holders thereof with the option to convert up to $5,000,000 of the outstanding principal amount of the Madryn Credit Facility into common shares of the Company at a price per share equal to $1.90, subject to customary anti-dilution adjustments. The New Loans provide the holders with the option to convert up to $845,364 of the outstanding principal amount of the New Loans into common shares of the Company at a price per share equal to $1.90, subject to customary anti-dilution adjustments. See note 12(d).

The terms of the Madryn Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, consolidated minimum revenue and minimum liquidity covenants. In addition, the Madryn Credit Agreement contains affirmative and negative covenants that limit, among other things, the Company’s ability to incur additional indebtedness outside of what is permitted under the Madryn Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. The Madryn Credit Agreement also includes customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control. The Madryn Credit Facility also requires the Company to deliver to Madryn annual audited financial statements that do not contain any going concern note, however, the Company has obtained waivers from Madryn with respect to such obligation for fiscal 2022.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

10.	Loans payable (continued):

On June 14, 2023, the Company received a waiver from Madryn under the Madryn Credit Agreement to temporarily reduce the Company’s minimum liquidity covenant until June 30, 2023. As consideration for the waiver, Madryn received an amendment fee in the amount of $1,000,000, which was paid-in-kind by adding the amount to the outstanding principal balance of the loan and was recorded in corporate, general and administrative expenses. As at September 30, 2023, the Company was in compliance with the financial covenants (as amended on September 29, 2023) under the Madryn Credit Agreement. See note 25.

Pursuant to the 2023 Private Placement completed on March 23, 2023, Madryn is now also a shareholder of the Company. See note 14.

(iii)	Promissory notes:

On July 14, 2022, the Company assumed two promissory notes in connection with the Success TMS Acquisition totaling $200,000. These promissory notes bear interest at a rate of 5% per annum and have a maturity date of December 31, 2025. Upon acquisition, these two promissory notes were fair valued using an interest rate of 12%.

On February 3, 2023, the Company issued additional promissory notes to certain officers of the Company, in the aggregate amount of $60,000. These promissory notes, along with the $690,000 issued to shareholders (see note 11(a)) on February 3, 2023, total $750,000 (the “February 2023 Notes”). The February 2023 Notes bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of September 30, 2027, at the election of the noteholders upon a change of control, upon the occurrence of an event of default and acceleration by the noteholders, or the date on which the loans under the Madryn Credit Facility are repaid. On August 28, 2023, the total $60,000 par value of the February 2023 Notes issued to officers were subsequently exchanged for Subordinated Convertible Notes (as defined below). Interest accrued up to August 28, 2023 was forfeited upon exchange and a gain of $5,011 on loan extinguishment was recognized on the conversion of these February 2023 Notes to Subordinated Convertible Notes.

On August 15, September 1, September 25, September 26, September 27 and September 29, 2023, the Company issued subordinated convertible promissory notes (the “Subordinated Convertible Notes”) to Madryn, certain officers of the Company and various investors in an aggregate amount of $4,850,000 pursuant to a note purchase agreement (as amended or supplemented from time to time, the “Note Purchase Agreement”). All Subordinated Convertible Notes bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of March 31, 2028, in the event of a change of control, acceleration of other indebtedness, or six months following repayment or refinancing of all loans under the Madryn Credit Facility.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

10.	Loans payable (continued):

In accordance with the terms of the Note Purchase Agreement, each holder of a Subordinated Convertible Note has the option to convert any amount up to the outstanding principal amount plus accrued interest into common shares of the Company at any time at the election of the holders of the Subordinated Convertible Notes or on a mandatory basis by all noteholders at the request of Madryn. The Subordinated Convertible Notes are convertible into common shares at a conversion price equal to the lesser of 85% of the closing price per common share on Nasdaq or any other market as of the closing date for such Subordinated Convertible Note, as adjusted from time to time, 85% of the 30-day volume weighted average trading price of the common shares prior to conversion, or if the common shares are not listed on any of Nasdaq or another trading market at the time of conversion, a per share price equal to 85% of the fair market value per common share as of such date, provided that, in any event, the conversion price shall not be lower than $0.078 and no more than 150,000,000 total common shares can be issued upon conversion. The conversion price is also subject to anti-dilution adjustments.

In connection with the issuance of the Subordinated Convertible Notes, the Company concurrently entered into amendments to the Madryn Credit Agreement and the Neuronetics Note, pursuant to which the Company is permitted to incur the indebtedness under the Subordinated Convertible Notes.

Transaction costs of $176,316 were incurred and are deferred over the term of the Subordinated Convertible Notes. Amortization of deferred transaction costs for the three and nine months ended September 30, 2023 were $17,139 and $17,139, respectively (three and nine months ended September 30, 2022 – nil and nil, respectively) and were included in interest expense.

The carrying value of all promissory notes referenced in note 10(a)(iii) as at September 30, 2023 is $2,144,721 (December 31, 2022 – $166,325). Interest expense for the three and nine months ended September 30, 2023 was $70,297 and $84,050, respectively (three and nine months ended September 30, 2022 – $4,125 and $4,125, respectively). During the three and nine months ended September 30, 2023, the Company repaid promissory notes totalling nil and nil, respectively (three and nine months ended September 30, 2022 – nil and nil, respectively).

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

10.	Loans payable (continued):

(iv)	Neuronetics Note:

On March 31, 2023, the Company entered into an agreement with Neuronetics, Inc. (“Neuronetics”) to convert the Company’s outstanding account balance payable to Neuronetics of $5,883,644, together with Neuronetics’ out-of-pocket transaction costs, into a $6,000,000 secured promissory note (the “Neuronetics Note”). All amounts borrowed under the Neuronetics Note will bear interest at a rate of SOFR plus 7.65%.

Pursuant to the terms of the Neuronetics Note, in the event of default under the Neuronetics Note, the Company will be required to issue common share purchase warrants (the “Neuronetics Warrants”) to Neuronetics equal to (i) 200% of the unpaid amount of any delinquent amount or payment due and payable under the Neuronetics Note, together with all outstanding and unpaid accrued interest, fees, charges and costs, divided by (ii) the exercise price of the Neuronetics Warrants, which will represent a 20% discount to the 30-day volume-weighted average closing price of the Company’s common shares traded on Nasdaq prior to the date of issuance (subject to any limitations required by Nasdaq). Under the Neuronetics Note, the Company has granted Neuronetics a security interest in all of the Company’s assets.

In connection with the entry into the Neuronetics Note, the Company concurrently entered into an amendment to the Madryn Credit Agreement pursuant to which the Company is permitted to incur the indebtedness under the Neuronetics Note.

The carrying value of the Neuronetics Note as at September 30, 2023 is $5,466,667 (December 31, 2022 – nil). Interest expense for the three and nine months ended September 30, 2023 was $188,889 and $378,964, respectively (three and nine months ended September 30, 2022 – nil and nil, respectively). During the three and nine months ended September 30, 2023, the Company repaid promissory notes totalling $533,333 and $533,333, respectively (three and nine months ended September 30, 2022 – nil and nil, respectively).

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

10.	Loans payable (continued):

(b)	Non-controlling interest loans:

	September 30,	December 31,
	2023	2022
Non-controlling interest loans	$61,621	$94,136

The non-controlling interest holder partners of the Company, from time to time, provide additional capital contributions in the form of capital loans to the Company’s subsidiaries. These loans bear interest at an annual rate of 10%, compounded on a monthly basis. The loans are unsecured and are repayable subject to certain liquidity and solvency requirements and are classified as current liabilities. During the three and nine months ended September 30, 2023, the Company repaid non-controlling interest loans of $39,487 and $39,487, respectively, of which $24,000 relates to principal repayment (three and nine months ended September 30, 2022 – nil and nil, respectively). See note 23.

11.	Shareholder loans:

(a)	Klein Note:

On July 14, 2022, in connection with the Success TMS Acquisition, the Company assumed the obligation of Success TMS to repay a promissory note (the “Klein Note”) to Benjamin Klein, who is a significant shareholder of the Company. The Klein Note totals $2,090,264 and bears interest at a rate of 10% per annum and matures on May 1, 2024. Upon acquisition, the Klein Note was fair valued using an interest rate of 12%. The carrying value of the Klein Note as at September 30, 2023 is $2,147,153 (December 31, 2022 – $2,112,438).

(b)	February 2023 Notes, February 2023 Greybrook Note and August 2023 Greybrook Note:

On February 3, 2023, the Company issued the February 2023 Notes to certain shareholders of the Company in an aggregate amount of $690,000. The February 2023 Notes bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of September 30, 2027, at the election of the noteholders upon a change of control, upon the occurrence of an event of default and acceleration by the noteholders, or the date on which the loans under the Madryn Credit Facility are repaid.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

11.	Shareholder loans (continued):

On February 28, 2023, the Company issued a promissory note to Greybrook Health, who is a significant shareholder of the Company (the “February 2023 Greybrook Note”). The February 2023 Greybrook Note totals $1,000,000 and bears interest at a rate consistent with the Madryn Credit Facility and matures on the earlier of September 30, 2027, at the election of the noteholder upon a change of control, upon the occurrence of an event of default and acceleration by the noteholder, or the date on which the loans under the Madryn Credit Facility are repaid. In conjunction with the issuance of the February 2023 Greybrook Note, the Company granted Greybrook Health an option to convert up to $1,000,000 of the outstanding principal amount of the February 2023 Greybrook Note into common shares of the Company at a conversion price per share equal to 85.0% of the volume-weighted average trading price of the common shares of the Company on the Nasdaq for the five trading days immediately preceding the date of conversion, subject to customary anti-dilution adjustments and conversion limitations required by Nasdaq. This conversion instrument was terminated on August 28, 2023 in connection with the exchange of the February 2023 Greybrook Note into a Subordinated Convertible Note. As additional consideration for the February 2023 Greybrook Note, the Company issued 135,870 common share purchase warrants to Greybrook Health (the “February 2023 Greybrook Warrants”), each exercisable for one common share of the Company at an exercise price of $1.84 per common share, subject to customary anti-dilution adjustments, expiring on February 28, 2028. There is a cashless exercise feature associated with the February 2023 Greybrook Warrants available to Greybrook Health.

On February 28, 2023, the fair value of the February 2023 Greybrook Note was $1,176,471 and the value of the Greybrook Warrants (as defined below) at grant date was $63,587, for a total fair value of $1,240,058. The February 2023 Greybrook Note par value is $1,000,000, resulting in a loss on inception of $240,058, allocated to both the February 2023 Greybrook Note and the Greybrook Warrants (as defined below), on a pro-rated basis. The loss on inception will be deferred over the term of the February 2023 Greybrook Note. The fair value of the Greybrook Warrants on the date of inception has been deducted from the carrying value of the February 2023 Greybrook Note as a transaction cost. See note 12(a)(ii) for Greybrook Warrants.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

11.	Shareholder loans (continued):

On August 1, 2023, the Company issued an additional promissory note to Greybrook Health (the “August 2023 Greybrook Note”). The August 2023 Greybrook Note totals $1,000,000 and bears interest at a rate consistent with the Madryn Credit Facility and matures on the earlier of September 30, 2027, at the election of the noteholder upon a change of control, upon the occurrence of an event of default and acceleration by the noteholder, or the date on which the loans under the Madryn Credit Facility are repaid. In conjunction with the issuance of the August 2023 Greybrook Note, the Company granted Greybrook Health 250,000 common share purchase warrants, exercisable at 85% of the volume weighted average trading price of the common shares on the Nasdaq for the five trading days immediately preceding the exercise date, or if the common shares are not listed on any trading market at the time of exercise, a per share price based on fair market value, as determined by the Board, subject to customary anti-dilution adjustments, expiring on August 1, 2028 (the “August 2023 Greybrook Warrants” and together with the February 2023 Greybrook Warrants, the “Greybrook Warrants”). See note 12(a)(ii) for Greybrook Warrants.

Transaction costs of $120,290 were incurred and are deferred over the term of the February 2023 Notes, the February 2023 Greybrook Note and the August 2023 Greybrook Note. Amortization of deferred transaction costs and deferred losses for the three and nine months ended September 30, 2023 were $4,817 and $8,491, respectively (three and nine months ended September 30, 2022 – nil and nil, respectively) and were included in interest expense. On August 28, 2023, the February 2023 Notes, February 2023 Greybrook Note and August 2023 Greybrook Note were exchanged into Subordinated Convertible Notes. All unamortized transaction costs and deferred losses were immediately expensed and interest accrued was forfeited upon exchange. A gain of $29,499 on loan extinguishment was recognized on the exchange of these instruments for Subordinated Convertible Notes.

The carrying value of the February 2023 Notes, the February 2023 Greybrook Note and the August 2023 Greybrook Note as at September 30, 2023 is nil (December 31, 2022 – $2,112,438).

(c)	Subordinated Convertible Notes:

On August 15, 2023, the Company issued Subordinated Convertible Notes to certain shareholders of the Company in an aggregate amount of $500,000, and on August 28, 2023, exchanged $3,690,000 of the February 2023 Notes, the February 2023 Greybrook Note and the August 2023 Greybrook Note for Subordinated Convertible Notes. The Subordinated Convertible Notes bear interest at a rate consistent with the Madryn Credit Facility, are convertible into common shares pursuant to the terms of the Note Purchase Agreement and mature on the earlier of March 31, 2028, in the event of a change of control, acceleration of other indebtedness, or six months following repayment or refinancing of all loans under the Madryn Credit Facility. See note 12(d).

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

11.	Shareholder loans (continued):

In connection with the issuance of the Subordinated Convertible Notes, the Company concurrently entered into amendments to the Madryn Credit Agreement and the Neuronetics Note, pursuant to which the Company is permitted to incur the indebtedness under the Subordinated Convertible Notes.

Transaction costs of $42,105 were incurred and are deferred over the term of the Subordinated Convertible Notes. Amortization of deferred transaction costs for the three and nine months ended September 30, 2023 were $16,232 and $16,232, respectively (three and nine months ended September 30, 2022 – nil and nil, respectively) and were included in interest expense. The carrying value of the Subordinated Convertible Notes as at September 30, 2023 is $1,256,249 (December 31, 2022 – nil).

Interest expense for the three and nine months ended September 30, 2023 were $59,711 and $59,711, respectively (three and nine months ended September 30, 2022 – nil and nil, respectively). During the three and nine months ended September 30, 2023, the Company repaid nil and nil of the Subordinated Convertible Notes, respectively (three and nine months ended September 30, 2022 – nil and nil, respectively).

12.	Other payables:

(a)	Lender warrants:

	September 30,	December 31,
	2023	2022
Lender warrants	$9,902	$6,567

(i)	Oxford Warrants

As consideration for providing the Oxford Credit Facility, the Company issued 51,307 common share purchase warrants to Oxford, each exercisable for one common share of the Company at an exercise price of C$11.20 per common share, expiring on December 31, 2025 (the “Oxford Warrants”).

As the exercise price is denoted in a different currency than the Company’s functional currency, the Oxford Warrants are recorded as a financial liability on the condensed interim consolidated statements of financial position. As at September 30, 2023, the value of the Oxford Warrants was nil (December 31, 2022 – $6,567).

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

12.	Other payables (continued):

The change in fair value of the Oxford Warrants during the three and nine months ended September 30, 2023 was a decrease of nil and $6,567, respectively (three and nine months ended September 30, 2022 – increase of $14,212 and decrease of $28,886, respectively) and was recorded in corporate, general and administrative expenses.

(ii)	Greybrook Health Warrants

As consideration for the purchase of the February 2023 Greybrook Note, the Company issued 135,870 February 2023 Greybrook Warrants to Greybrook Health. Each February 2023 Greybrook Warrant is exercisable for one common share at an exercise price of $1.84, subject to customary anti-dilution adjustments. The February 2023 Greybrook Warrants will expire on February 28, 2028. As there is a cashless exercise option for the February 2023 Greybrook Warrants, they are recorded as a financial liability on the condensed interim consolidated statements of financial position. See note 11(b).

As consideration for the purchase of the August 2023 Greybrook Note issued on August 1, 2023, the Company issued 250,000 August 2023 Greybrook Warrants. Each August 2023 Greybrook Warrant is exercisable for one common share at an exercise price equal to 85% of the volume weighted average trading price of the common shares on the Nasdaq for the five trading days immediately preceding the applicable exercise date, or if the common shares are not listed on any trading market at the time of exercise, a per share price based on fair market value, as determined by the Board, subject to customary anti-dilution adjustments, expiring on August 1, 2028.

As at September 30, 2023, the value of the Greybrook Warrants was $9,902 (December 31, 2022 – nil). The change in fair value of the Greybrook Warrants during the three and nine months ended September 30, 2023 was a decrease of $45,424 and $73,414, respectively (three and nine months ended September 30, 2022 – nil and nil, respectively) and was recorded in corporate, general and administrative expenses.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

12.	Other payables (continued):

(b)	Deferred share units:

	September 30,	December 31,
	2023	2022
Deferred share units	$304,123	$578,061

On May 6, 2021, the Company adopted a deferred share unit plan (the “DSU Plan”) for non-employee directors (each, a “Non-Employee Director”). Each Non-Employee Director is required to take at least 50% of their annual retainer (other than annual committee Chair retainers) in deferred share units (“DSUs”) and may elect to take additional amounts in the form of DSUs. Discretionary DSUs may also be granted to Non-Employee Directors under the DSU Plan. The DSUs granted vest immediately.

Following a Non-Employee Director ceasing to hold all positions with the Company, the Non-Employee Director will receive a payment in cash at the fair market value of the common shares represented by the Non-Employee Director’s DSUs generally within ten days of the Non-Employee Director’s elected redemption date.

As the DSUs are cash-settled, the DSUs are recorded as cash-settled share-based payments and a financial liability has been recognized on the condensed interim consolidated statements of financial position. During the three and nine months ended September 30, 2023, 469,384 and 874,601 DSUs were granted, respectively (three and nine months ended September 30, 2022 – 49,656 and 178,829, respectively). As at September 30, 2023, the value of the financial liability attributable to the DSUs was $304,123 (December 31, 2022 – $578,061). For the three and nine months ended September 30, 2023, the Company recognized a recovery of $151,084 and $273,938, respectively (three and nine months ended September 30, 2022 – expense of $374,682 and $402,226, respectively) in corporate, general and administrative expenses related to the DSUs.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

12.	Other payables (continued):

(c)	Performance share units:

	September 30,	December 31,
	2023	2022
Performance share units	$1,005	$44,753

On May 6, 2021, the Company’s Equity Incentive Plan was amended and restated to permit the Company to grant performance share units (“PSUs”) and restricted share units (“RSUs”), in addition to stock options. Under the Equity Incentive Plan, the Company pays equity instruments of the Company, or a cash payment equal to the fair market value thereof, as consideration in exchange for employee and similar services provided to the Company. The Equity Incentive Plan is open to employees, directors, officers and consultants of the Company and its affiliates; however, Non-Employee Directors are not entitled to receive grants of PSUs.

On August 5, 2021, 38,647 PSUs were granted under the Equity Incentive Plan. The performance period in respect of this award is August 5, 2021 to December 31, 2023. The PSUs will vest on December 31, 2023 (the “Vesting Date”) subject to the attainment of certain performance vesting conditions. Subject to all terms and conditions of the Equity Incentive Plan and the terms of the grant agreement, any vested and outstanding PSUs will be settled following the Vesting Date and, in any event, no later than March 15, 2024. Pursuant to the grant agreement, upon satisfaction of the performance vesting conditions, the PSUs will be settled in cash.

Based on future projections with respect to the performance vesting conditions of the PSUs, the Company estimates that 3,865 PSUs will vest on the Vesting Date (December 31, 2022 – 23,188).

As at September 30, 2023, the value of the financial liability attributable to the PSUs is $1,005 (December 31, 2022 – $44,753).

As at September 30, 2023, the Company has not issued any RSUs under the Equity Incentive Plan (December 31, 2022 – nil).

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

12.	Other payables (continued):

(d)	Conversion instruments:

	September 30,	December 31,
	2023	2022
Conversion instruments	$4,818,503	$1,605,429

(i)	Madryn Conversion Instruments:

On July 14, 2022, in connection with the Madryn Credit Facility, the Company issued the Madryn Conversion Instruments (as defined below) to Madryn and certain of its affiliated entities. The Madryn Conversion Instruments provide the holders thereof with the option to convert up to an aggregate of $5,000,000 of the outstanding principal amount of the Existing Loan into common shares of the Company at a price per share equal to $1.90, subject to customary anti-dilution adjustments (the “Original Madryn Conversion Instruments”). The New Loans provide the holders with the option to convert up to an additional $845,364 of the outstanding principal amount of the New Loans into common shares of the Company at a price per share equal to $1.90, subject to customary anti-dilution adjustments (the “New Madryn Conversion Instrument” and together with the Original Madryn Conversion Instrument, the “Madryn Conversion Instruments”). See note 10(a)(ii) and note 25.

The embedded derivative in relation to the Madryn Conversion Instruments were fair valued using the finite difference valuation method and are recorded as a financial liability in other payables on the condensed interim consolidated statements of financial position. On inception, the aggregate value of the Madryn Conversion Instruments were $1,041,888. As at September 30, 2023, the aggregate value of the Madryn Conversion Instruments was $71,643 (December 31, 2022 – $1,605,429).

(ii)	Subordinated Convertible Notes

In accordance with the terms of the Note Purchase Agreement, each holder of a Subordinated Convertible Note has the option to convert any amount up to the outstanding principal amount plus accrued interest into common shares of the Company. See Note 10(a)(iii) above.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

12.	Other payables (continued):

The embedded derivative in relation to the Subordinated Convertible Notes were fair valued using the Monte Carlo Simulation valuation method and are recorded as a financial liability in other payables on the condensed interim consolidated statements of financial position. On inception, the aggregate value of the Subordinated Convertible Notes conversion instrument derivative was $4,785,684. As at September 30, 2023, the aggregate value of the Subordinated Convertible Notes conversion instrument derivative was $4,746,860 (December 31, 2022 – nil).

The change in fair value of the conversion instruments referenced in note 12(d) during the three and nine months ended September 30, 2023 was a decrease of $345,622 and $1,721,548, respectively (three and nine months ended September 30, 2022 – increase of $1,930,518 and $1,930,518, respectively) and was recorded in corporate, general and administrative expenses.

(e)	Device contract termination:

	September 30,	December 31,
	2023	2022
Device contract termination	$5,850,000	$–

On August 21, 2023, the Company entered into a settlement and mutual release agreement with a device manufacturer for the termination of TMS device contracts. In accordance with the terms of the settlement, the Company recognized an amount payable of $6,600,000, due in equal instalments over 44 weeks. As a result of the settlement and mutual release agreement, the Company recognised a gain on extinguishment of liabilities totalling $2,030,635, offset by a loss on impairment of right-of-use assets totalling $5,211,751, resulting in a net loss on device contract termination of $3,181,116. During the three and nine months ended September 30, 2023, a loss of $3,181,116 and $3,181,116 on the settlement was recognized in the condensed interim consolidated statements of net loss and comprehensive loss, respectively (three and nine months ended September 30, 2022 – nil and nil, respectively). Pursuant to the terms of the mutual release, in the event of default, interest will accrue at a rate of 6% per annum on any unpaid portion. See note 8.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

13.	Deferred and contingent consideration:

	September 30,	December 31,
	2023	2022
Deferred and contingent consideration	$1,000,000	$1,000,000

The deferred and contingent consideration payable balance related to the acquisition of Achieve TMS East, LLC and Achieve TMS Central, LLC (the “Achieve TMS East/Central Acquisition”) as at December 31, 2021 was $1,250,000, made up of an estimated nil earn-out payable and $1,250,000 in restricted cash that was held in an escrow account, subject to finalization of the escrow conditions. During the year ended December 31, 2022, $250,000 of the restricted cash held in escrow was released to the vendors in accordance with the terms of the agreement.

As at September 30, 2023, the deferred and contingent consideration in relation to the of Achieve TMS East/Central Acquisition was $1,000,000 (December 31, 2022 – $1,000,000).

14.	Common shares:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at September 30, 2023 and December 31, 2022, there were nil preferred shares issued and outstanding.

		Total
	Number	amount
December 31, 2022	29,436,545	$114,120,362
Issuance of common shares – 2023 Private Placement	11,363,635	6,139,262
Issuance of common shares – Alumni Purchase Agreement	1,973,831	481,437
September 30, 2023	42,774,011	$120,741,061

(a)	2023 Private Placement:

On March 23, 2023, the Company completed the 2023 Private Placement. Pursuant to the 2023 Private Placement, an aggregate of 11,363,635 common shares were issued at a price of $0.55 per common share, for aggregate gross proceeds to the Company of $6,250,000. The Company incurred transaction costs of $110,738 which were recorded as a reduction in equity. The 2023 Private Placement included investments by Madryn, together with certain of the Company’s other major shareholders, including Greybrook Health and affiliates of MSS. In connection with the 2023 Private Placement, Greybrook Health, Madryn and MSS each received customary resale, demand and “piggy-back” registration rights pursuant to a registration rights agreement entered into among the parties on closing of the 2023 Private Placement.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

14.	Common shares (continued):

(b)	Alumni Purchase Agreement:

On July 13, 2023, the Company entered into the Alumni Purchase Agreement with Alumni, pursuant to which Alumni has agreed to provide equity line financing for sales from time to time of up to $4,458,156 of common shares (the “Maximum Commitment Amount”). The common shares will be issued from time to time (the “Purchase Shares”) in connection with the delivery of purchase notices delivered by the Company to Alumni, at variable prices set forth therein, in accordance with the terms of the Alumni Purchase Agreement. Each individual sale of Purchase Shares will be limited to no more than the number of common shares that would result in the direct or indirect beneficial ownership by Alumni of more than 9.99% of the then-outstanding common shares.

In exchange for Alumni entering into the Alumni Purchase Agreement, the Company issued 212,293 common shares to Alumni (the “Commitment Shares” and together with the Purchase Shares, the “Offered Shares”). The Alumni Purchase Agreement expires upon the earlier of the aggregate offering amount of Offered Shares meeting the Maximum Commitment Amount or December 31, 2023. As of September 30, 2023, the Company has issued an aggregate of 1,761,538 Purchase Shares for aggregate gross proceeds to the Company of $481,437.

15.	Contributed surplus:

Contributed surplus is comprised of share-based compensation.

Stock options granted under the Equity Incentive Plan are equity-settled. The fair value of the grant of the options is recognized as an expense in the condensed interim consolidated statements of net loss and comprehensive loss. The total amount to be expensed is determined by the fair value of the options granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied. The vesting period is determined at the discretion of the Board and has ranged from immediate vesting to over three years.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

15.	Contributed surplus (continued):

The maximum number of common shares reserved for issuance, in the aggregate, under the Equity Incentive Plan is 10% of the aggregate number of common shares outstanding, provided that the maximum number of RSUs and PSUs shall not exceed 5% of the aggregate number of common shares outstanding. As at September 30, 2023, this represented 4,277,401 common shares (December 31, 2022 – 2,943,655).

As at September 30, 2023, 1,661,500 stock options are outstanding (December 31, 2022 – 764,667). The stock options have an expiry date of ten years from the applicable date of issue. The Company has not issued any RSUs or equity-settled PSUs under the Equity Incentive Plan.

	September 30, 2023		December 31, 2022
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding, beginning of period	764,667	$8.15	897,500	$8.66
Granted	980,000	0.75	–	–
Forfeited	(83,167)	7.06	(132,833)	(11.59)
Outstanding, end of period	1,661,500	$3.84	764,667	$8.15

The weighted average contractual life of the outstanding options as at September 30, 2023 was 7.4 years (December 31, 2022 – 4.8 years).

The total number of stock options exercisable as at September 30, 2023 was 1,153,333 (December 31, 2022 – 642,466).

During the three and nine months ended September 30, 2023, the Company recorded a total share-based options compensation expense of $14,740 and $591,470, respectively (three and nine months ended September 30, 2022 – $2,762 and $315,966, respectively).

The following stock options were granted during the nine months ended September 30, 2023:

(i)	On May 15, 2023, 980,000 stock options were granted at an estimated fair value of $0.66 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 93.09%; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 6.89% and an annual risk-free interest rate of 3.47%.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

15.	Contributed surplus (continued):

As at September 30, 2023, the total compensation cost not yet recognized related to options granted is approximately $244,078 (December 31, 2022 – $190,536) and will be recognized over the remaining average vesting period of 1.09 years (December 31, 2022 – 0.69 years).

16.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management's best estimate of any potential liability relating to these matters.

(a)	Purchase Agreement Claims

On May 24, 2023, the Seller Parties filed a complaint in the Superior Court of the State of Delaware against the Company and certain executive officers of the Company, and subsequently filed a first amended complaint on August 31, 2023 (the “Delaware Complaint”), concerning alleged disputes arising out of the Success TMS Acquisition (the “Purchase Agreement Claims”). The Purchase Agreement Claims allege contractual fraud, indemnification for breach of certain representations and warranties of the Company contained in the Purchase Agreement, other breaches of the Purchase Agreement and a registration rights agreement, and breach of the implied covenant of good faith and fair dealing. The Delaware Complaint seeks damages in an amount to be determined at trial, which are alleged to exceed $1 million. On October 2, 2023, the Company and the other defendants moved to dismiss the Purchase Agreement Claims. The motion is expected to be fully briefed by December 8, 2023.

(b)	Klein Note Action

On April 25, 2023, Batya Klein, as trustee of the Marital Trust created by Kenneth S. Klein Revocable Trust U/A/D 10/20/80 (the “Klein Plaintiff”) filed a complaint against Success TMS in the Superior Court of New Jersey, Law Division (Bergen County) alleging a single claim for breach of contract of the Klein Note, in the principal amount of $2,090,264 (the “Klein Note Action” and together with the Delaware Complaint, the “Klein Matters”). Specifically, the complaint alleged that there was an event of default under the Klein Note and demanded acceleration of the indebtedness due thereunder. The Company moved to dismiss the Klein Note Action on the basis that there was no event of default and the demand for acceleration was defective, and that the New Jersey court lacked jurisdiction to hear the matter.

The Company believes that the resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

17.	Pensions:

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 3.5% of such employees’ annual salaries. During the three and nine months ended September 30, 2023, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $177,391 and $553,300 (three and nine months ended September 30, 2022 – $160,087 and $415,514, respectively).

18.	Income taxes:

During the nine months ended September 30, 2023, there were no significant changes to the Company’s tax position.

19.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The Company has Level 1 financial instruments which consists of cash, restricted cash, accounts receivable and accounts payable and accrued liabilities which approximate their fair value given their short-term nature. The Company also has lender warrants, DSUs and PSUs that are considered Level 2 financial instruments (see note 12). The Company has deferred and contingent consideration (note 13) and conversion instruments (note 12) that are considered Level 3 financial instruments.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

19.	Risk management arising from financial instruments (continued):

The carrying value of the loans payable, shareholder loans and finance lease obligations approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed interim consolidated statements of financial position and the market rates of interest is insignificant.

Financial instruments are classified into one of the following categories: financial assets or financial liabilities.

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans.

The Company’s aging schedule in respect of its accounts receivable balance as at September 30, 2023 and December 31, 2022 is provided below:

	September 30,	December 31,
Days since service delivered	2023	2022
0 – 90	$5,692,106	$7,341,725
91 – 180	2,488,269	2,666,631
181 – 270	2,789,175	2,024,644
270+	3,727,865	1,865,305
Total accounts receivable	$14,697,415	$13,898,305

Based on the Company’s industry, none of the accounts receivable in the table above are considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

19.	Risk management arising from financial instruments (continued):

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to raise capital from existing or new investors and/or lenders (see note 2(a)).

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars. The Company pays certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments it does not give rise to significant currency risk.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to changes in interest rates on its cash and long-term debt. Certain loans payable and shareholder loans (see note 10 and note 11) bear interest at a rate equal to the 3-month Term SOFR plus 9.1% or at a rate equal to the 3-month Term SOFR plus 7.65%. A 1% increase in interest rates would result in a $3,241,084 increase to interest expense on the condensed interim consolidated statements of net loss and comprehensive loss over the term of the loans payable and shareholder loans.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

20.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its shareholders’ equity, including contributed surplus and deficit, as well as loans payable and shareholder loans.

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital, capital expenditures and finance service debt obligations. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. The Company, as part of its annual budgeting process and on an ongoing basis, periodically evaluates its estimated cash requirements to fund working capital requirements of existing operations. Based on this and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates whether it has the sufficient capital or needs to obtain additional capital.

21.	Related party transactions:

(a)	Transactions with significant shareholder – Greybrook Health

As at September 30, 2023, $4,884 is included in accounts payable and accrued liabilities for amounts payable for management services rendered and other overhead costs incurred by Greybrook Health in the ordinary course of business (December 31, 2022 – nil). These amounts were recorded at their exchange amount, being the amount agreed to by the parties.

During the three and nine months ended September 30, 2023, the Company recognized $1,788 and $5,011 in corporate, general and administrative expenses (three and nine months ended September 30, 2022 – $6 and $328, respectively) related to transactions with Greybrook Health.

(b)	Loans from shareholder – Greybrook Health

In connection with the February 2023 Notes, the February 2023 Greybrook Note and the August 2023 Greybrook Note, the Company received loans from and issued promissory notes to Greybrook Health, who is a significant shareholder of the Company. The February 2023 Notes, the February 2023 Greybrook Note and the August 2023 Greybrook Note total $2,437,604 and were exchanged on August 28, 2023 for Subordinated Convertible Notes with the same principal amount. The Subordinated Convertible Notes bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of September 30, 2027, at the election of Greybrook Health upon a change of control, upon the occurrence of an event of default and acceleration by Greybrook Health, or the date on which the loans under the Madryn Credit Facility are repaid.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

21.	Related party transactions (continued):

In conjunction with the February 2023 Greybrook Note, the Company granted Greybrook Health an option to convert up to $1,000,000 of the outstanding principal amount of the February 2023 Note into common shares of the Company at a conversion price per share equal to 85.0% of the volume-weighted average trading price of the common shares of the Company on the Nasdaq for the five trading days immediately preceding the date of conversion, subject to customary anti-dilution adjustments and conversion limitations required by Nasdaq. This conversion instrument was terminated on August 28, 2023 in connection with the exchange of the February 2023 Greybrook Note for Subordinated Convertible Notes. As additional consideration for the February 2023 Greybrook Note, the Company issued Greybrook 135,870 February 2023 Greybrook Warrants, each exercisable for one common share of the Company at an exercise price of $1.84 per common share, subject to customary anti-dilution adjustments, expiring on February 28, 2028.

As consideration for the purchase of the August 2023 Greybrook Note the Company issued 250,000 August 2023 Greybrook Warrants to Greybrook Health. Each August 2023 Greybrook Warrant is exercisable for one common share of the Company at an exercise price equal to 85% of the volume weighted average trading price of the common shares on the Nasdaq for the five trading days immediately preceding the exercise date, or if the common shares are not listed on any trading market at the time of exercise, a per share price based on fair market value, as determined by the Board, subject to customary anti-dilution adjustments, expiring on August 1, 2028.

On August 15, 2023, the Company issued Subordinated Convertible Notes to Greybrook Health in an aggregate amount of $500,000. In addition, on August 28, 2023, the total par value of $2,437,604 of the previously issued February 2023 Notes, the February 2023 Greybrook Note, and the August 2023 Greybrook Note were exchanged for Subordinated Convertible Notes. The Subordinated Convertible Notes bear interest at a rate consistent with the Madryn Credit Facility, are convertible according to the terms of the Note Purchase Agreement and mature on the earlier of March 31, 2028, in the event of a change of control, acceleration of other indebtedness, or six months following repayment or refinancing of all loans under the Madryn Credit Facility. See note 11(b), note 11(c) and note 12(a).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

21.	Related party transactions (continued):

During the three and nine months ended September 30, 2023, the Company recognized $107,377 and $181,406 in interest expense (three and nine months ended September 30, 2022 - nil and nil, respectively) related to the February 2023 Notes, the February 2023 Greybrook Note, the August 2023 Greybrook Note and the Subordinated Convertible Notes issued to Greybrook Health.

(c)	Transactions with significant shareholder – Benjamin Klein

During the three and nine months ended September 30, 2023, the Company recognized $76,921 and $229,178 in corporate, general and administrative expenses (three and nine months ended September 30, 2022 – $10,801 and $10,801, respectively) for amounts payable for employment services rendered and other related costs incurred by Benjamin Klein in the ordinary course of business.

As at September 30, 2023, nil is included in accounts payable and accrued liabilities for amounts payable for travel expenses and other related costs incurred by Benjamin Klein in the ordinary course of business.

(d)	Loan from significant shareholder – Benjamin Klein

On July 14, 2022, in connection with the Success TMS Acquisition, the Company assumed the obligation to repay the Klein Note to Benjamin Klein, who is a significant shareholder of the Company. The Klein Note totals $2,090,264 and bears interest at a rate of 10% per annum and matures on May 1, 2024. The carrying amount of the Klein Note as at September 30, 2023 is $2,147,153 (December 31, 2022 – 2,112,438). See note 11(a).

During the three and nine months ended September 30, 2023, the Company recognized $64,175 and $191,485 in interest expense (three and nine months ended September 30, 2022 – nil and nil, respectively) related to the Klein Note.

(e)	Loans from shareholders and officers

The February 2023 Notes (not including Greybrook Health’s contribution) total $312,396 and bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of September 30, 2027, at the election of the noteholders upon a change of control, upon the occurrence of an event of default and acceleration by the noteholders, or the date on which the loans under the Madryn Credit Facility are repaid.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

21.	Related party transactions (continued):

On August 28, 2023, the total par value of $312,396 of the February 2023 Notes (not including Greybrook Health’s contribution) were exchanged for Subordinated Convertible Notes. The Subordinated Convertible Notes bear interest at a rate consistent with the Madryn Credit Facility, are convertible according to the terms of the Note Purchase Agreement and mature on the earlier of March 31, 2028, in the event of a change of control, acceleration of other indebtedness, or six months following repayment or refinancing of all loans under the Madryn Credit Facility.

The carrying amount of the Subordinated Convertible Notes issued to shareholders and officers (excluding Greybrook Health and Madryn) as at September 30, 2023 is $316,399 (December 31, 2022 – nil). See note 10(a) and note 11(b).

During the three and nine months ended September 30, 2023, the Company recognized $15,833 and $34,164 in interest expense (three and nine months ended September 30, 2022 – nil and nil, respectively) related to these Subordinated Convertible Notes.

(f)	Loan from significant shareholder – Madryn

On July 14, 2022, the Company entered into the Madryn Credit Agreement in respect of the Madryn Credit Facility, which was subsequently amended during the nine months ended September 30, 2023, for a total principal balance of $65,299,000. Pursuant to the 2023 Private Placement completed on March 23, 2023, Madryn is now a significant shareholder of the Company. See note 10(a), note 14 and note 25.

On August 15 and September 1, 2023, the Company issued Subordinated Convertible Notes to Madryn in an aggregate amount of $3,000,000. The Subordinated Convertible Notes bear interest at a rate consistent with the Madryn Credit Facility, are convertible according to the terms of the Note Purchase Agreement and mature on the earlier of March 31, 2028, in the event of a change of control, acceleration of other indebtedness, or six months following repayment or refinancing of all loans under the Madryn Credit Facility. See note 10(a).

During the three and nine months ended September 30, 2023, the Company recognized $59,780 and $59,780 in interest expense, respectively (three and nine months ended September 30, 2022 – nil and nil, respectively) related to the Subordinated Convertible Notes issued to Madryn.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

22.	Basic and diluted loss per share:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net loss attributable to the shareholders of Greenbrook TMS	$(12,688,653)	$(16,361,426)	$(34,180,529)	$(31,547,258)

Weighted average common shares outstanding:
Basic and diluted	42,232,942	27,774,451	37,810,209	21,138,295

Loss per share:
Basic and diluted	$(0.30)	$(0.59)	$(0.90)	$(1.49)

For the three and nine months ended September 30, 2023, the effect of 1,661,500 options (September 30, 2022 – 796,334) and 437,177 Greybrook Warrants and Oxford Warrants (September 30, 2022 – 51,307) have been excluded from the diluted loss per share calculation because this effect would be anti-dilutive.

23.	Non-controlling interest:

As a result of operating agreements with non-wholly owned entities, the Company has control over these entities under IFRS, as the Company has power over all significant decisions made by these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s condensed interim consolidated financial results.

On February 27, 2023, the Company acquired a portion of the non-controlling ownership interest in Greenbrook TMS Connecticut LLC for the release of liabilities and losses. As at September 30, 2023, the Company has an ownership interest of 100% of Greenbrook TMS Connecticut LLC.

On September 29, 2023, the Company acquired a portion of the non-controlling ownership interest in Greenbrook TMS Arlington LLC for $513 for the release of liabilities and losses and repaid the non-controlling interest loan with the former minority party in an amount of $39,487, for total consideration of $40,000. As at September 30, 2023, the Company has an ownership interest of 100% of Greenbrook TMS Arlington LLC.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

23.	Non-controlling interest (continued):

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities as at September 30, 2023 and December 31, 2022:

	September 30,	December 31,
	2023	2022
Cash	$103,092	$580,056
Accounts receivable, net	4,972,163	4,389,076
Prepaid expenses and other	556,675	483,082
Property, plant and equipment	978,865	1,085,006
Right-of-use assets	5,230,806	9,124,023
Accounts payable and accrued liabilities	1,255,038	1,666,756
Lease liabilities	6,199,793	10,008,346
Loans payable, net	(4,229,853)	15,262,520
Shareholder’s equity (deficit) attributable to the shareholders of Greenbrook TMS	10,809,159	(9,023,100)
Shareholder’s deficit attributable to non-controlling interest	(3,748,179)	(1,240,632)
Distributions paid to non-controlling interest	(20,000)	(1,838,380)
Partnership buyout	253,251	(496,659)
Historical subsidiary investment by non-controlling interest	1,322,392	1,322,392

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities for the three and nine months ended September 30, 2023 and September 30, 2022:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Revenue	$5,565,150	$4,776,916	$18,891,197	$17,104,419
Net income (loss) attributable to the shareholders of Greenbrook TMS	(287,593)	(1,223,911)	(1,087,970)	(3,308,353)
Net income (loss) attributable to non-controlling interest	(59,405)	(421,890)	(172,508)	(593,545)

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

24.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Salaries and bonuses	$4,356,592	$5,081,645	$13,129,558	$11,918,622
Marketing expenses	407,538	3,176,159	1,224,139	6,581,059
Total	$4,764,130	$8,257,804	$14,353,697	$18,499,681

The components of the Company’s corporate, general and administrative expenses include the following:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Salaries and bonuses	$3,629,623	$5,156,259	$11,880,351	$12,211,803
Professional and legal fees	937,735	1,133,652	3,565,048	2,918,390
Computer supplies and software	659,320	657,160	2,091,340	1,528,543
Marketing expenses	52,237	169,653	83,504	394,223
Convertible debt (note 12(d))	(204,761)	1,930,518	(1,721,548)	1,930,518
Restructuring expense	36,500	–	500,368	–
Insurance	113,909	242,178	476,687	670,997
Credit facility amendment fee (note 10(a))	–	–	1,000,000	–
Other	411,314	339,978	1,399,318	711,159
Total	$5,635,877	$9,629,398	$19,275,068	$20,365,633

On March 6, 2023, the Company announced that it is embarking on a comprehensive restructuring plan (the “Restructuring Plan”) that aims to strengthen the Company by leveraging its scale to further reduce complexity, streamlining its operating model and driving operational efficiencies to achieve profitability.

As part of this Restructuring Plan, the Company is decreasing its operating footprint. The remaining Treatment Centers will continue clinical TMS offerings and a select and growing number of Treatment Centers will continue offering Spravato® (esketamine nasal spray) therapy.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

24.	Expenses by nature (continued):

During the three and nine months ended September 30, 2023, the Company recognized restructuring expenses of $36,500 and $500,368, respectively, in corporate, general and administrative expenses related to the Restructuring Plan (three and nine months ended September 30, 2022 – nil and nil, respectively).

25.	Subsequent events:

(a)	Additional Loans under Madryn Credit Facility

On October 19 and November 2, 2023, the Company entered into amendments to the Madryn Credit Facility, whereby Madryn and its affiliated entities extended two additional tranches of debt financing to the Company in an aggregate principal amount of $3,105,913. The terms and conditions are consistent with the terms and conditions of the Company’s existing aggregate $65,299,000 term loan under the Madryn Credit Facility in all material respects.

The new tranches also provide Madryn with the option to convert approximately $282,356 of the outstanding principal into common shares of the Company at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments. The conversion instrument corresponds to the conversion provisions for the Madryn Conversion Instruments.

In addition, on October 12, 2023, the Company entered into an amendment to the Madryn Credit Facility to extend the period during which the Company’s minimum liquidity covenant is reduced from $3,000,000 to $300,000 until November 15, 2023.

(b)	Subordinated Convertible Notes

On October 3, October 12 and October 13, 2023, the Company issued Subordinated Convertible Notes to Madryn and various investors in an aggregate amount of $1,595,000.